January 25, 2018	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com EMAIL

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hudson Global, Inc.
Commission File Number: 000-50129
Preliminary Proxy Materials Relating to Hudson Global, Inc.
Special Meeting of Stockholders

Ladies and Gentlemen:

On behalf of Hudson Global, Inc., a Delaware corporation (“Hudson”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a preliminary joint proxy statement (the “Proxy Statement”) and form of proxy (collectively, the “Preliminary Proxy Materials”) relating to a special meeting of Hudson stockholders (the “Special Meeting”).

Hudson is filing the Preliminary Proxy Materials because they contain a proposal that the Hudson’s stockholders adopt a resolution approving the proposed sale of substantially all of Hudson’s assets (the “Sale Resolution”) pursuant agreements (the “Sale Agreements”) for the sale of its recruitment and talent management operations in Europe and Asia Pacific to strategic buyers (the “Sale Transactions”). The closing of each Sale Transaction will be contingent upon the closing of each other Sale Transaction. In addition, the Preliminary Proxy Materials contain a proposal to approve the advisory (non-binding) resolution on compensation of Hudson named executive officers related to the Sale Transactions and a proposal that the Hudson’s stockholders approve the adjournment of the Special Meeting, if necessary and appropriate, to permit the solicitation of additional proxies or to permit each purchaser in the Sale Transactions to satisfy the closing condition in each Sale Agreement that such purchaser’s financing is assured.

For the Sale Transaction, Hudson made a wire transfer in the amount of $5,129.40 as payment of the filing fee proscribed by Rule 0-11 of the Exchange Act.

The Staff of the Securities and Exchange Commission is advised that the Company pre-cleared certain financial statement presentations relating to the above-referenced Preliminary Proxy Statement with Mr. Todd E. Harriman, Associate Chief Accountant in the Office of Chief Accountant, Division of Corporation Finance, pursuant to a letter dated January 19, 2018.

Please direct any communications concerning the Preliminary Proxy Materials to the undersigned at (414) 297-5642 or jkwilson@foley.com or to Benjamin F. Rikkers at (414) 319-7348 or brikkers@foley.com.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

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